Exhibit 4.4

TERMS AND CONDITIONS OF THE NOKIA RESTRICTED SHARE PLAN 2012

1.	Purpose and Scope of the Plan

The purpose of the Nokia Restricted Share Plan 2012 is to recruit, retain, reward and motivate selected high potential employees with functional mastery and other employees deemed critical to Nokia’s future success. This Plan is also intended to promote share ownership of these key employees. To accomplish these objectives the Company may grant eligible Nokia employees Restricted Shares under this Plan.

The Plan may result in a grant of a maximum of 14 000 000 Restricted Shares. The Board determines the general guidelines under the Plan and approves the grants to eligible employees within its authority. Grants of Restricted Shares under these terms and conditions may be made between January 26, 2012 and December 31, 2012, inclusive.

2.	Definitions

Board: Board of Directors of the Company.

Company: Nokia Corporation

Grant Amount: The number of Restricted Shares granted to a Participant.

Nokia: The Company together with its subsidiaries. Under this Plan Nokia Siemens Networks B.V. and its subsidiaries are not considered to belong to Nokia.

Participant: Employee of Nokia who has received a grant of Restricted Shares under the Plan.

Plan: Restricted Share Plan 2012 of the Company.

Restricted Share/Shares: Each Restricted Share represents a right to receive one Share or its cash equivalent upon settlement subject to the fulfillment of these terms and conditions and provided that no other restriction related to these terms and conditions is applicable.

Restriction Period: Period after which the Shares shall be settled to the Participant. The Restriction Period shall be no less than 3 years from the date when the Restricted Shares were granted to the Participant.

Settlement Date: A banking day in Helsinki, Finland falling as soon as practicable after the end of the Restriction Period, as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

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Exhibit 4.4

3.	Grant of Restricted Shares

At grant, each Participant is offered a Grant Amount of Restricted Shares. The Company will notify each Participant of the grant.

As a precondition for a valid grant, the Participant must be employed by Nokia at the time of the grant. The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	Restriction Period

The Shares shall be settled to the Participant after the end of the Restriction Period. The end of the Restriction Period shall be specified to the Participant in the grant communication.

During the Restriction Period, the Participant does not have any legal ownership or any other rights relating to the Shares. The Participant shall not be entitled to any dividend or have any voting rights or any other rights as a shareholder to the Shares until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

5.	Settlement

On the Settlement Date, the Company will complete the settlement by transferring the applicable number of Shares or their cash equivalent to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable the Company to instruct the settlement. If the Participant has not performed all necessary actions to enable the Company to instruct the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

The Company may, in its sole discretion, use for the settlement of Restricted Shares one or more of the following: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

6.	Changes in Employment

If the employment of the Participant with Nokia terminates prior to the end of the Restriction Period by the reason of retirement, permanent disability (as defined by the Company in its sole discretion), or death, the Participant retains the right to settlement. In case of death of the Participant prior to the end of the Restriction Period, the Company has the right to settle the Restricted Shares at the Grant Amount prior to the end of the Restriction Period. If made, such special settlement will constitute full and final settlement of that Restricted Share grant.

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Exhibit 4.4

If the employment of the Participant with Nokia terminates prior to the end of the Restriction Period by any other reason than those mentioned above, the Company is entitled to redeem the Restricted Shares from the Participant without consideration, in which case the Participant shall not be entitled to any settlement under the Plan.

In case of voluntary and/or statutory leave of absence of the Participant, the Company has the right to defer the end of the Restriction Period or prorate the settlement.

7.	Breach of the Terms and Conditions

The Participant shall comply with these terms and conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by the Company, the Company may in its discretion at any time prior to settlement rescind the grant of Restricted Shares.

8.	Terms of Employment

The grant or settlement of Restricted Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws. The Restricted Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

9.	Taxes and other Obligations

The Participants are personally responsible for all taxes and social security charges associated with the Restricted Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Restriction Period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

The Participants are also personally responsible for any potential charges debited by financial institutions in connection with the settlement of the Restricted Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, the Company is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfill employment related or other obligations upon the grant or settlement of Restricted Shares, or when Shares are disposed of by the Participants. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.

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Exhibit 4.4

10.	Validity of these Terms and Conditions

These terms and conditions shall become valid and effective upon the approval by the Board. The Board may, in its absolute discretion, at any time amend, modify or terminate these terms and conditions.

Such action by the Board may also, as in each case is determined by the Board affect the Restricted Share grants that are then outstanding, but not settled.

11.	Administration

The Plan shall be administered by the Company in accordance with the general guidelines approved by the Board. The Company has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate for the administration of the Plan. Such action may also affect the Restricted Share grants that are then outstanding, but not settled.

The Company has the right to determine the practical manner of administration and settlement of the Restricted Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Restricted Share grants.

12.	Rights of Participants in certain Cases

12.1 Should the Annual General Meeting of the Company in accordance with the proposal of the Board decide, prior to the settlement of the Restricted Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the Board will decide if and how the Participants will be compensated for the special dividend. Such distribution of special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board will specify in its proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

12.2 Should the Company, prior to the settlement of the Restricted Shares, issue new shares, stock options or other special rights to all shareholders, the Board will in its sole discretion decide what the rights of the Participants will be in such cases.

12.3 The Company’s decision to cancel existing shares held by the Company prior to the settlement of the Restricted Shares will not affect the settlement of Restricted Shares nor the number of Restricted Shares outstanding, but not settled.

12.4. Should the Company, during the Restriction Period, be placed into liquidation, the Company has the right to settle the Restricted Shares at the Grant Amount within such time period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, should the Company, prior to the settlement of the Restricted Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement.

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Exhibit 4.4

12.5. Should the Company during the Restriction Period resolve to merge with another existing company or merge with a company to be established, or should the Company resolve to be demerged, the Company has the right to settle the Restricted Shares at the Grant Amount prior to the merger or demerger or to convert the Restricted Shares into similar equity rights issued by the other company on such terms and within such a time period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, following the closing of the merger or demerger, the Participants shall have no right to settlement under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

12.6. Should the Company, prior to the settlement of the Restricted Shares, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Restricted Shares outstanding, but not settled. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan.

12.7. Should during the Restriction Period a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Company has the right to settle the Restricted Shares at the Grant Amount prior to the tender offer or the offer to redeem the shares, as resolved by the Board.

Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the Company’s other shareholders, the Company has the right, during the Restriction Period, to settle the Restricted Shares at the Grant Amount prior to the redemption, as resolved by the Board, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

The Board may, however, in any of the situations resolved in this section 12.7, also give the Participants an opportunity to convert their Restricted Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

12.8. Should the Company during the Restriction Period be delisted from NASDAQ OMX Helsinki or its successors, the Company has the right to settle the Restricted Shares at the Grant Amount prior to the delisting and make other amendments to these terms and conditions as resolved by the Board.

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Exhibit 4.4

13.	The Recoupment of Equity Gains in the Event of Certain Restatements

Under the Nokia Policy on the recoupment of equity gains (“Nokia Policy”), as amended from time to time, in the event of certain restatements, if any of the Company’s financial statements are required to be restated as a result of fraud or intentional misconduct, the Board of Directors may, in its discretion and at any time, resolve to recover or require reimbursement of all or a portion of any gains realized in accordance with the terms and conditions set forth in the Nokia Policy.

14.	Governing Law

These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

15.	Processing of Personal Data

The Company has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Restricted Share grants. The personal data may be administered and processed by the Company or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by the Company or its agent, and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal and Intellectual Property, in Espoo, Finland.

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Exhibit 4.4

SUPPLEMENT TO THE GRANT OF RESTRICTED SHARES UNDER

THE NOKIA RESTRICTED SHARE PLAN 2012 IN THE USA

Amendments to the Nokia Restricted Share Plan 2012

For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Nokia Restricted Share Plan 2012 (“Plan”) is amended, effective as of March 8, 2012, by adding the following “Code Section 409A Schedule” to the Plan.

“Code Section 409A Schedule”

Notwithstanding anything in the terms and conditions of the Plan (“Plan Rules”) to the contrary, effective as of March 8, 2012, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences to Participants under Section 409A of the Code, and the applicable rules and regulations thereunder. The provisions of this Code Section 409A Schedule shall apply to grants that could potentially be subject to Section 409A of the Code and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

1. In no event shall the Settlement Date occur later than the last banking day of the calendar year in which the Restriction Period ends.

2. In cases of voluntary and/or statutory leave of absence of the Participant, the length of which exceeds the threshold determined for the relevant type of leave in the applicable human resources policy at the time of the leave, Nokia will prorate and settle the Participant’s Restricted Shares after the end of the Restriction Period on the Settlement Date.

3. If a Participant’s employment with Nokia terminates prior to the end of the Restriction Period by reason of retirement or permanent disability, the Participant will retain the right to settlement of the Restricted Shares on the Settlement Date. If a Participant’s employment terminates due to death, Nokia will settle the Restricted Shares at the Grant Amount prior to the end of the Restriction Period in the second month of the calendar quarter following the date of the Participant’s death.

4. The following provisions amend Section 12 of the Plan Rules, which is attached as Appendix C to the Legal Document for the Nokia Restricted Share Plan 2012:

a)	Should Nokia distribute a special dividend constituting a deviation from Nokia’s customary dividend policy as contemplated by Section 12.1 of the Plan Rules, to the extent that Participants receive the dividend, the dividend will be paid to Participants after the end of the Restriction Period on the Settlement Date.

b)	In the event that during the Restriction Period Nokia is liquidated as contemplated by Section 12.4 of the Plan Rules, Nokia will settle the Participant’s Restricted Shares at the Grant Amount prior to the end of the calendar year that includes the Settlement Date.

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Exhibit 4.4

c)	With respect to the transactions contemplated by Sections 12.5 and 12.7 of the Plan Rules, if during the Restriction Period Nokia experiences a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of the corporation, that constitutes a change-in-control event under Section 1.409A-3(i)(5) of the U.S. Income Tax Regulations, or any successor provision (a “409A Change in Control Event”), Nokia will either (i) convert the Restricted Shares into similar equity or equity-based cash rights issued by the surviving corporation or its parent within 30 days of the 409A Change in Control Event or (ii) settle the Participant’s Restricted Shares at the Grant Amount within 30 days prior to the 409A Change in Control Event. If during the Restriction Period Nokia engages in a transaction as contemplated by Section 12.5 or 12.7 of the Plan Rules that does not constitute a 409A Change in Control Event, the Restricted Shares shall be settled in accordance with their terms.

d)	If prior to the settlement of the Restricted Shares Nokia makes a resolution to acquire its own Shares through a tender offer to all the shareholders under Section 12.6 of the Plan Rules, Nokia will exchange the Participant’s Restricted Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date.

e)	In the event that during the Restriction Period Nokia is delisted from NASDAQ OMX Helsinki or its successors as contemplated by Section 12.8 of the Plan Rules, Nokia will exchange the Participant’s Restricted Shares at the Grant Amount for a right to receive a cash payment to be paid out after the end of the Restriction Period on the Settlement Date.

4. If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any granted Restricted Shares to be subject to taxes, interest or penalties under Section 409A of the Code, Nokia may, in its sole discretion and without the Participant’s consent, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code.

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Except as set forth herein, the Nokia Restricted Share Plan 2012 remains in full force and effect.

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